Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2015	2014
	(000’s)	(000’s)
Earnings:
Income from continuing operations attributable to MDC Partners Inc.	$(4,854)	$5,678
Additions:
Income expense	(566)	2,764
Noncontrolling interest in income of consolidated subsidiaries	7,343	4,796
Fixed charges, as shown below	54,337	50,729
Distributions received from equity-method investees	71	8
	61,185	58,297
Subtractions:
Equity in income of investees	627	223

Earnings as adjusted	$55,704	$63,752
Fixed charges:
Interest on indebtedness, expensed or capitalized	41,320	38,959
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,702	1,704
Interest within rent expense	11,315	10,066
Total fixed charges	$54,337	$50,729
Ratio of earnings to fixed charges	1.03	1.26
Fixed charge deficiency	N/A	N/A